                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                            SUCCESS BANCSHARES, INC.
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                                (Name of Company)

                          COMMON STOCK, PAR VALUE $.001
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                         (Title and Class of Securities)

                                    864578109
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                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 17, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages                                      Exhibit Index at page 15

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CUSIP NUMBER 864578109                       Page    2  of   16  Pages
                                                    ---     ----
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     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Financial Institution Partners II, L.P. / 36-4131559

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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)X
                                              (b)
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     3.        SOURCE OF FUNDS

               WC OO

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     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO

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     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware

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NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    238,850 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    238,850 SHARES
               -----------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               238,850 SHARES
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     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO

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     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               9.2%

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     13.       TYPE OF REPORTING PERSON
               PN

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Page 2 of 16 Pages

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CUSIP NUMBER 864578109                       Page    3  of   16  Pages
                                                    ---     ----
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     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Hovde Capital, L.L.C. /  91-1825712
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)X
                                                                          (b)
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     3.        SOURCE OF FUNDS
               AF

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     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)
               NO
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     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
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NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    238,850 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    238,850 SHARES
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     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               238,850 SHARES
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     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
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     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               9.2%

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     13.       TYPE OF REPORTING PERSON
               CO
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Page 3 of 16 Pages

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CUSIP NUMBER 864578109                       Page    4  of   16  Pages
                                                    ---     ----
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     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Eric D. Hovde / ###-##-####
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)X
                                                                          (b)
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     3.        SOURCE OF FUNDS
               PF OO
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     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)
               NO
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     5.        CITIZENSHIP OR PLACE OF ORIGIN
               U.S.A.
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NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            12,000 SHARES
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(1)
                    238,850 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                    12,000 SHARES
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    238,850 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               250,850 SHARES
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     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
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     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               9.6%
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     13.       TYPE OF REPORTING PERSON
               IN
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(1) Of the 250,850 Shares  beneficially  owned by Eric D. Hovde,  238,850 of the
Shares beneficially owned are as managing member of Hovde Capital, L.L.C..


Page 4 of 16 Pages

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CUSIP NUMBER 864578109                       Page    5  of    16  Pages
                                                    ---     ----
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     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Steven D. Hovde / ###-##-####
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)X
                                                                          (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS
               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)
               NO
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     5.        CITIZENSHIP OR PLACE OF ORIGIN
               U.S.A.
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NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY             0  SHARES
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(2)
                    238,850 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                     0 SHARES
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    238,850 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               238,850 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               9.2%
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     13.       TYPE OF REPORTING PERSON
               IN

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(2) The  238,850  Shares  beneficially  owned by Steven D. Hovde are as managing member of Hovde Capital, L.L.C.


Page 5 of 16 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, par value $0.001 per share (the "Shares"), of Success Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is One Marriott Drive, Lincolnshire, IL 60069.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership"), Hovde Capital, L.L.C., Eric D. Hovde, and Steven D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner (the "General Partner") of the Limited Partnership. Both Eric D. Hovde and Steven D. Hovde are managing members of Hovde Capital, L.L.C.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as members and officers of the General Partner. Eric D. Hovde also owns Shares of the Issuer directly. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who are Reporting Persons. The General Partner controls the Limited Partnership.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Page 6 of 37 Pages

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of July 19, 2000, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 2,602,306 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members and officers of the General
Partner, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partner, its executive officers or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares beneficially owned by Eric D. Hovde.

     (c)  Schedule  4  hereto,   which  is  incorporated  by  reference  herein,
describes, as of July 19, 2000, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT] (Incorporated by reference to the initial Schedule 13D
               filed  with  the   Securities   and  Exchange   Commission   (the
               "Commission") on September 14, 1999)

Exhibit C -    Customer  Agreement  between Banc of America  Securities  LLC and
               Financial   Institution   Partners  II,  L.P.   (Incorporated  by
               reference to the initial Schedule 13D filed with the Commission on September 14, 1999)

Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial   Institution   Partners  II,  L.P.   (Incorporated  by
               reference to the initial Schedule 13D filed with the Commission on September 14, 1999)

Exhibit E -    Partnership  Agreement between Banc of America Securities LLC and
               Financial   Institution   Partners  II,  L.P.   (Incorporated  by
               reference to the initial Schedule 13D filed with the Commission on September 14, 1999)

Exhibit F -    Customer Agreement between Banc of America Securities LLC
               and Eric D. Hovde. (Incorporated by reference to the initial
               Schedule 13D filed with the Commission on September 14,
               1999)

Exhibit G -    Prime Broker Agreement between Banc of America Securities
               LLC and Eric D. Hovde. (Incorporated by reference to the initial Schedule 13D filed with the Commission on September
               14, 1999)

                                   Signatures

     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                         ----------------------------------------------
                                   Eric D. Hovde
                              Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                              By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                                   Eric D. Hovde
                              Its: Managing Member

                         ERIC D. HOVDE

                                   /s/ Eric D. Hovde
                         ----------------------------------------------

                         STEVEN D. HOVDE

                                   /s/ Steven D. Hovde
                         ----------------------------------------------


Dated:    7/19/00
        ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1629 Colonial Parkway
                                   Inverness, Illinois 60067
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to
                                   serve as the general partner of
                                   Financial Institution Partners II, L.P.

                                   1629 Colonial Parkway
                                   Inverness, Illinois 60067
                                   Organized: State of Nevada

Eric D. Hovde                      Investment banker
                                   Hovde Financial, Inc.
                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036

Steven D. Hovde                    Investment banker
                                   Hovde Financial, Inc.
                                   1629 Colonial Parkway
                                   Inverness, Illinois 60067


INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(3)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (4)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


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(3)  Steven  D.  Hovde is  affiliated  with  the  following  Reporting  Persons:
President, Treasurer of Hovde Capital, L.L.C.

(4) Eric D. Hovde is affiliated with the following Reporting Persons: Chairman and CEO of Hovde Capital, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally

                    Total                    Financed/           Source of
Name                Consideration       Current Balance          Funds
-------------------------------------------------------------------------------

Financial           $2,724,878.65       $1,362,439.33/      Working Capital/
Institution                             $1,362,439.33       Margin Account(5)
Partners II, L.P.

Hovde Capital,      $2,724,878.65       $1,362,439.33/      Working Capital/
L.L.C.                                  $1,362,439.33       Margin Account of
                                                            Affiliate(5)

Eric D. Hovde       $133,411.10         $66,705.55/         Working Capital/
                                        $66,705.55          Margin Account(6)


-----------------------------------------------------
(5) $1,362,439.33 was financed through a margin account with Banc of America Securities LLC at Federal Funds rate +5/8.
(6) $66,705.55 was financed through a margin account with Banc of America Securities LLC at Federal Funds rate +5/8.

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                         Approximate
Name                     Number of Shares              Percentage
----                     ----------------              -----------
Financial Institution         238,850                  9.2%
Partners II, L.P.

Hovde Capital, L.L.C.         238,850                  9.2%

Eric D. Hovde                 250,850                  9.6%

Steven D. Hovde               238,850                  9.2%

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Aggregate Shares Held by      250,850                  9.6%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of July 19, 2000:

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               Transaction Number of Transaction    Transaction Broker
               Date           Shares       Price    Type
-------------------------------------------------------------------------------
Financial      7/18/00        5,000     $11.0625       Buy          Tucker
Institution                                                         Anthony
Partners II,
L.P.           7/17/00        17,400    $10.964        Buy          Tucker
                                                                    Anthony

               7/14/00        10,000    $11.00         Buy          Tucker
                                                                    Anthony

               7/13/00        9,000     $10.875        Buy          Tucker
                                                                    Anthony

               7/10/00        4,000     $10.8125       Buy          Tucker
                                                                    Anthony

               7/7/00         4,000     $10.8125       Buy          Tucker
                                                                    Anthony

               7/6/00         3,000     $10.8125       Buy          Tucker
                                                                    Anthony

               6/21/00        6,000     $11.5625       Buy          Tucker
                                                                    Anthony

               6/19/00        2,000     $11.5625       Buy          Tucker
                                                                    Anthony

Page 14 of 16

                                  EXHIBIT INDEX



                                                                 Page


Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(f)(1)       16

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT] (Incorporated
               by reference to the initial Schedule 13D
               filed with the Commission on September
               14, 1999)(7)

Exhibit C -    Customer Agreement between Banc of
               America Securities LLC and Financial
               Institution Partners II, L.P.
               (Incorporated by reference to the
               initial Schedule 13D filed with the
               Commission on September 14, 1999)

Exhibit D -    Prime Broker Agreement between Banc of
               America Securities LLC and Financial
               Institution Partners II, L.P.
               (Incorporated by reference to the
               initial Schedule 13D filed with the
               Commission on September 14, 1999)

Exhibit E -    Partnership Agreement between Banc of
               America Securities LLC and Financial
               Institution Partners II, L.P.
               (Incorporated by reference to the
               initial Schedule 13D filed with the
               Commission on September 14, 1999)

Exhibit F -    Customer Agreement between Banc of
               America Securities LLC and Eric D. Hovde
               (Incorporated by reference to the
               initial Schedule 13D filed with the
               Commission on September 14, 1999)

Exhibit G -    Prime Broker Agreement between Banc of
               America Securities LLC and Steven D.
               Hovde (Incorporated by reference to the
               initial Schedule 13D filed with the
               Commission on September 14, 1999)


------------------------------------------
(7) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                         /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    7/19/00
         ----------

Page 16 of 16